SembCorp
Industries

02 MAR 27 AM 8:12

Rule 12g3-2(b) File No. 825109

4 March 2002

02028052

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

PROCESSED
APR 10 2002
P
THOMSON
FINANCIAL

Enclosure

dw 4/11

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 48 OF 04.03.2002
Announcement No. 48

SEMBCORP INDUSTRIES LTD

Placement of New Ordinary Shares of S$0.25 Each In The Capital Of SembCorp Industries Ltd ("New SembCorp Industries Shares") Together With Warrants Carrying The Right To Subscribe For New SembCorp Industries Shares ("The Placement")

The directors of SembCorp Industries Ltd (the "Company") would like to confirm that the 213,900,000 New SembCorp Industries Shares issued pursuant to the Placement will be entitled to the dividend of S$36,384,000 proposed in respect of the financial year ended December 31, 2001, if such dividend is approved by shareholders of the Company at the forthcoming annual general meeting of the Company.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary
Singapore, March 4, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 04/03/2002 to the SGX

MASNET No. 61 OF 04.03.2002
Announcement No. 61

SEMBCORP INDUSTRIES LTD

SembCorp Industries' Engineering And Construction Subsidiary Secures Sludge Drying System Contract For Changi Water Reclamation Project

SembCorp Engineers & Constructors (SembE&C) has received a $141million contract from the Public Utilities Board (PUB) to design and construct a sludge drying system for the Changi Water Reclamation project implemented by PUB.

SembE&C will design, supply, install and commission the sludge drying system which eliminates water content from the sludge in the sewage plant. When completed, the sludge drying system will be one of the largest of its kind in the world.

Works for this project are scheduled to commence in early 2002 and are expected to complete by 2008.

- End -

For media enquiries, please contact:

Beverley Wong (Ms)
Executive
Group Corporate Relations
SembCorp Industries
Tel: (65) 6357 9153
Fax: (65) 6352 2163
Email: beverley.wong@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 04/03/2002 to the SGX